Exhibit 21.1

CONCIERGE TECHNOLOGIES INC.

Subsidiaries of Registrant

June 30, 2020

Company Name	Domicile or State of Incorporation
Brigadier Security Systems (2000) Ltd.	Canada
Gourmet Foods, Ltd.	New Zealand
Kahnalytics, Inc. dba/Original Sprout	California
Wainwright Holdings, Inc.	Delaware
Marygold and Co.	Delaware